STATEMENT OF DETERMINATION OF
         PREFERENCES OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK
                    OF AMERICAN MILLENNIUM CORPORATION, INC.

The undersigned, Garrett L. Thomas, and Ronald J. Corsentino, hereby certify that:

1. They are the duly elected President & Chief Executive Officer, and Secretary, respectively, of American Millennium Corporation, Inc., a New Mexico corporation (the "Corporation").

2. The Corporation hereby designates Oone Mmillion two hundred thousand (1,0200,000) shares of Series A Non-Voting Convertible Preferred Stock.

3. None of the shares of the Series A Non-Voting Convertible Preferred Stock have been issued.

4. Pursuant to authority given by the Corporation's Articles of Incorporation, the Board of Directors of the Corporation has duly adopted the following recitals and resolutions as of October 7, 2002:

     WHEREAS, the Articles of Incorporation of the Corporation provide for a class of shares known as Preferred Stock, issuable from time to time in one or more series; and

     WHEREAS, the Board of Directors of the Corporation is authorized within the limitations and restrictions stated in the Articles of Incorporation to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any wholly unissued series of Preferred Stock, to fix the number of shares constituting any such series, and to determine the designation thereof; and

     WHEREAS, the Corporation has not issued any shares of Preferred Stock, and the Board of Directors of this Corporation desires to determine the rights, preferences, privileges and restrictions relating to this initial series of Preferred Stock, and the number of shares constituting said series, and the designation of said series.

     NOW, THEREFORE, BE IT

     RESOLVED: That the President and the Secretary of this Corporation are each authorized to execute, verify and file a certificate of determination of preferences with respect to the Series A Non-Voting Convertible Preferred Stock in accordance with the laws of the State of New Mexico.

     RESOLVED FURTHER: That the Board of Directors hereby determines the rights, preferences, privileges and restrictions relating to said series of Series A Non-Voting Convertible Preferred Stock shall be as set forth below:

     "A. One Mmillion two hundred thousand (1,0200,000) of the authorized shares of Preferred Stock of the Corporation, none of which have been issued or are outstanding, are hereby designated "Series A Non-Voting Convertible Preferred Stock" (the "Series A Preferred Stock").

     B. The rights, preferences, privileges, restrictions and other matters relating to the Series A Preferred Stock are as follows:

     1. DIVIDEND RIGHTS. The holders of outstanding shares of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets at the time legally available therefor, a dividend at the rate of Twelve per cent (12%) per year of the Original Issue Price (as defined below) per share for the term of the Vistar Regional License for South America (the License) which is ten (10) years with two five (5) year options, unless earlier terminatedfirst year, Eleven percent (11%) for the second year, Ten percent (10%) for the third year, Nine percent (9%) for the fourth year and Eight percent for the fifth year and thereafter, payable quarterly, in preference and priority to any payment of any dividend on Common Stock of the Corporation. If the Corporation purchases the Series A Preferred Stock to which this Twelve percent (12%) dividend applies, said dividend shall cease at the time of the closing of that transaction. If, in any twelve month period, the Board of Directors declares dividends on the Common Stock that would exceed the dividends declared on the Series A Preferred Stock during such period determined on a Common Share Equivalent Basis (as defined below), the Board shall declare and pay an equivalent additional dividend on the Series A Preferred Stock so that the total dividends on the Common Stock and the Series A Preferred Stock are on a parity determined on a Common Share Equivalent Basis. Common Share Equivalent Basis shall be determined by comparing the dividend that would have been or will be declared or paid on the number of shares of Common Stock into which the shares of Series A Preferred Stock would have been or will be convertible as of the record date(s) to the dividends which were paid or will be paid on the Series A Preferred Stock during such twelve month period. The right to receive dividends on shares of Series A Preferred Stock shall be cumulative. The Original Issue Price of the Series A Preferred Stock (as adjusted for any combination, consolidation, share distributions or share dividends with respect to such shares) shall be equal to Two Dollars and Fifty Cents ($2.50) per share.

     2. VOTING RIGHTS. Except as otherwise provided by law, the holders of Series A Preferred Stock shall have no voting rights and their consent shall not be required for taking any corporate action except that the vote or written consent of fifty percent (50%) of the holders of the then outstanding Shares, voting together as a single class, shall be required for the Company to create long-term indebtedness of a material amount for the Company.

     3. LIQUIDATION, DISSOLUTION OR WINDING UP. Subject to any preferential liquidation rights of any series of Preferred Stock as may then be outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution shall be distributed, first to the holders of the Series A Preferred Stock in amount up to Two Dollars and Fifty Cents ($2.50) per preferred share held, in proportion to the number of shares of Series A Preferred Stock held and, the balance, if any, in the case of holders of Common Stock, ratably among the holders of the Common Stock.

     4. CONSOLIDATION, MERGER, EXCHANGE, ETC. In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Common Stock is exchanged for or changed into other shares or securities, money and/or any other property, then in any such case the Series A Preferred Stock shall at the same time be either, (a) similarly exchanged or changed into preferred shares of the surviving entity providing the holders of the Series A Preferred Stock with (to the extent possible) the same relative rights and preferences as the Series A Preferred Stock or (b) converted into the shares of stock and other securities, money and/or any other property receivable upon or deemed to be held by holders of Common Stock immediately following such consolidation, merger, combination, statutory share exchange or other transaction, and the holders of the Series A Preferred Stock shall be entitled upon such event to receive such amount of securities, money and/or any other property as the shares of the Common Stock of the Corporation into which such shares of Series A Preferred Stock could have been converted immediately prior to such consolidation, merger, combination, statutory share exchange or other transaction would have been entitled.



     5.   CONVERSION OR REDEMPTION.

     (a) Each share of Series A Preferred Stock shall be convertible, at any time at the election of the holders thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price for the shares of Preferred Stock convertible into Common Stock in effect at the time of the conversion.

     (b). The price at which shares of Common Stock shall be deliverable upon conversion shall initially be the amount that is thirty per cent (30%) less than the mean between the closing sales or bid price, as the case may be, of the Companys Common, as reported by the National Quotation Bureau, Inc. or the OTC Bulletin Board for the twenty (20) consecutive trading days immediately prior to the date of the conversion, not to be less than Fifty Cents ($0.50) per share of the Companys Common Stock. The initial Conversion Price shall be subject to adjustment as provided below.

     (c) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock.

     (d) The Corporation shall have the right to redeem the Series A Preferred Stock at the Original Issue Price (as adjusted for any combination, consolidation, share distributions or share dividends with respect to such shares) issue price per share, at any time by giving the holders thereof thirty days advance written notice of the Corporations intent to redeem

     6.   ADJUSTMENT OF CONVERSION FOR DIVIDEND AND DISTRIBUTIONS.

     (a) In the event the Corporation shall at any time after issuance of the Series A Preferred Stock declare or pay any dividend or other distribution on Common Stock, payable in Common Stock or other securities or rights convertible into, or exchangeable for, Common Stock, or effect a subdivision or combination or consolidation of the outstanding Common Stock (by reclassification or otherwise) into a greater or lesser number of Common Stock, then in each such case the number of Common Stock issuable upon the conversion of the Series A Preferred Stock shall be adjusted (the "Adjustment") by multiplying the number of Common Stock to which the holder was entitled before such event by a fraction, the numerator of which will be the number of shares of Common Stock outstanding immediately after such event, and the denominator of which will be the number of shares of Common Stock that were outstanding immediately prior to such event.

     (b) In the event the Corporation shall at any time after issuance of the Series A Preferred Stock, distribute to holders of its Common Stock, other than as part of a dissolution or liquidation or the winding up of its affairs, any shares of its capital stock, any evidence of indebtedness, or other securities or any of its assets (other than Common Stock or securities convertible into or exchangeable for Common Stock), then, in any such case, the Series A Preferred Stock holder shall be entitled to receive, at the same time as such distribution is made to the holders of Common Stock, with respect to each share of Common Stock issuable upon such conversion, the amount of cash or evidence of indebtedness or other securities or assets which such Series A Preferred Stock holder would have been entitled to receive with respect to each such share of Common Stock as a result of the happening of such event had the Series A Preferred Stock holder converted to Common Stock immediately prior to the record date or other date determining the shareholders entitled to participate in such distribution (the "Determination Date").

     7. MINIMAL ADJUSTMENTS. No adjustment in the Original Issue Price need be made if such adjustment would result in a change in the Conversion Price of less than $0.01. Any adjustment of less than $0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.01 or more in the Conversion Price.

     8. FRACTIONAL SHARES. In lieu of any fractional shares to which the holder of the Series A Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the closing price of one share of the Corporation's Common Stock on the trading day prior to conversion, if such price is available. If such price is not available, this Corporation shall pay cash for fractional shares equal to such fraction multiplied by the fair market value of one share of Series A Preferred Stock as determined by the Board of Directors of the Corporation. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

     9. VOTE TO CHANGE THE TERMS OF SERIES A PREFERRED STOCK. The approval of the Board of Directors and the affirmative vote at a meeting duly called by the Board of Directors for such purpose (or the written consent without a meeting) of the holders of not less than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock shall be required to amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Preferred Stock.

     10. NO OTHER RIGHTS, PRIVILEGES, ETC. Except as specifically set forth herein, the holders of the Series A Preferred Stock shall have no other rights, privileges or preferences with respect to the Series A Preferred Stock.

     IN WITNESS WHEREOF, the undersigned each declares under penalty of perjury that the matters set out in the foregoing certificate are true of his own knowledge, and the undersigned have executed this certificate as of the 11th day of October, 2002.


By:     /s/ Garrett L. Thomas

Name:   Garrett L. Thomas

Title:  President & Chief Executive Officer


By:     /s/ Ronald J. Corsentino

Name:   Ronald J. Corsentino

Title:  Corporate Secretary







Rev 31/October 6July 5, 2002    - 4 -   PROPRIETARY